UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2025

Nicholas Petruska
Chief Executive Officer
Vine Hill Capital Investment Corp. II
500 E Broward Blvd., Suite 900
Fort Lauderdale, FL 33394

Re: Vine Hill Capital Investment Corp. II
Draft Registration Statement on Form S-1
Submitted September 16, 2025
CIK No. 0002086264

Dear Nicholas Petruska:

We have conducted a limited review of your draft registration statement and have the following comment.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted September 16, 2025

Cover Page

1. Please expand your conflicts of interest disclosure in the paragraph under the dilution table to address the conflicts between the SPAC, the sponsor, its promoters and affiliates, on the one hand, and the public shareholders on the other. Refer to Item 1602(a)(5) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jonathan Ko, Esq.